EXHIBIT 12.1
JPMORGAN CHASE & CO.
Computation of Ratio of Earnings to Fixed Charges

Three months ended March 31, (in millions, except ratios)	2011
Excluding interest on deposits
Income before income tax expense	$8,057

Fixed charges:
Interest expense	2,816
One-third of rents, net of income from subleases (a)	140

Total fixed charges	2,956

Add: Equity in undistributed loss of affiliates	26

Income before income tax expense and fixed charges, excluding capitalized interest	$11,039

Fixed charges, as above	$2,956

Ratio of earnings to fixed charges	3.73

Including interest on deposits
Fixed charges, as above	$2,956
Add: Interest on deposits	922

Total fixed charges and interest on deposits	$3,878

Income before income tax expense and fixed charges, excluding capitalized interest, as above	$11,039
Add: Interest on deposits	922

Total income before income tax expense, fixed charges and interest on deposits	$11,961

Ratio of earnings to fixed charges	3.08

(a)	The proportion deemed representative of the interest factor.